SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 3, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL,INDUSTRIAL COMPANY AND OTHERS	Period-ended: March 31, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A TÉRREO			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	4	10/01/2004	12/31/2004
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF – TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSAND)	2 - CURRENT QUARTER 03/31/2005	3 - PRIOR QUARTER 12/31/2004	4 - SAME QUARTER OF PRIOR YEAR 03/31/2004
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	229,937,526	226,007,753	226,007,753
3 - TOTAL	363,969,214	360,039,441	360,039,441
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 113 – TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER HARE
01	RCA	01/30/2004	Interest on Shareholders’ Equity	01/14/2005	Common	0.0001794657
02	RCA	01/30/2004	Interest on Shareholders’ Equity	01/14/2005	Preferred	0.0001794657
03	RCA	12/31/2004	Interest on Shareholders’ Equity	01/14/2005	Common	0.0003994465
04	RCA	12/31/2004	Interest on Shareholders’ Equity	01/14/2005	Preferred	0.0003994465
05	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	Common	0.0005079059
06	RCA	04/20/2005	Interest on Shareholders’ Equity	05/16/2005	Preferred	0.0005079059
07	AGO	04/29/2005	Dividend	05/16/2005	Common	0.0001206523
08	AGO	04/29/2005	Dividend	05/16/2005	Preferred	0.0001206523
09	AGO	04/29/2005	Dividend	05/23/2005	Common	0.0008276127
10	AGO	04/29/2005	Dividend	05/23/2005	Preferred	0.0008276127

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	2,596,272	28,032	Capital Reserve	3,929,773	0.0182600000

01.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 05/04/2005	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
1	TOTAL ASSETS	6,784,879	6,947,801
1.01	CURRENT ASSETS	1,012,411	1,190,986
1.01.01	CASH AND CASH EQUIVALENTS	949,135	828,783
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	63,276	362,203
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	56,089	105,745
1.01.04.02	RECEIVABLES DIVIDENDS	0	250,236
1.01.04.03	OTHER ASSETS	7,187	6,222
1.02	LONG-TERM ASSETS	1,404,406	1,390,544
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,005,801	1,046,529
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,005,801	1,046,529
1.02.02.02.01	LOANS AND FINANCING	1,005,801	1,046,529
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	398,605	344,015
1.02.03.01	LOANS AND FINANCING	116,200	118,273
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	280,585	223,492
1.02.03.03	JUDICIAL DEPOSITS	163	2
1.02.03.04	OTHER ASSETS	1,657	2,248
1.03	FIXED ASSETS	4,368,062	4,366,271
1.03.01	INVESTMENTS	4,366,730	4,364,939
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,358,200	4,356,174
1.03.01.03	OTHER INVESTMENTS	8,530	8,765
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,251	1,244
1.03.03	DEFERRED CHARGES	81	88

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
2	TOTAL LIABILITIES	6,784,879	6,947,801
2.01	CURRENT LIABILITIES	307,152	516,007
2.01.01	LOANS AND FINANCING	161	162
2.01.02	DEBENTURES	203,811	213,670
2.01.03	SUPPLIERS	365	296
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	26,473	22,843
2.01.04.01	INDIRECT TAXES	3,328	16,353
2.01.04.02	TAXES ON INCOME	23,145	6,490
2.01.05	DIVIDENDS PAYABLE	71,638	275,230
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	4,704	3,806
2.01.08.01	PAYROLL AND SOCIAL CHARGES	1,594	423
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	111	160
2.01.08.03	EMPLOYEE PROFIT SHARING	2,252	2,960
2.01.08.04	OTHER LIABILITIES	747	263
2.02	LONG-TERM LIABILITIES	297,455	295,737
2.02.01	LOANS AND FINANCING	196	234
2.02.02	DEBENTURES	261,456	259,193
2.02.03	PROVISIONS	3,900	3,380
2.02.03.1	PROVISIONS FOR CONTINGENCIES	3,900	3,380
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	31,903	32,930
2.02.05.01	TAXES ON INCOME	31,903	32,930
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,180,272	6,136,057
2.05.01	CAPITAL	2,596,272	2,568,240
2.05.02	CAPITAL RESERVES	309,178	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,395,272	2,351,057

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2005 TO 03/31/2005	4 - 01/01/2005 TO 03/31/2005	5 - 01/01/2004 TO 03/31/2004	6 - 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF SALES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	64,437	64,437	51,625	51,625
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(7,043)	(7,043)	(5,620)	(5,620)
3.06.03	FINANCIAL	71,071	71,071	(28,611)	(28,611)
3.06.03.01	FINANCIAL INCOME	90,012	90,012	81,531	81,531
3.06.03.02	FINANCIAL EXPENSES	(18,941)	(18,941)	(109,642)	(109,642)
3.06.04	OTHER OPERATING INCOME	998	998	133	133
3.06.05	OTHER OPERATING EXPENSES	(1,147)	(1,147)	(2,617)	(2,617)
3.06.06	EQUITY GAIN (LOSS)	558	558	87,840	87,840
3.07	OPERATING INCOME	64,437	64,437	51,625	51,625
3.08	NON-OPERATING INCOME	1,703	1,703	(11,285)	(11,285)
3.08.01	REVENUES	1,703	1,703	0	0
3.08.02	EXPENSES	0	0	(11,285)	(11,285)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	66,140	66,140	40,340	40,340
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(21,925)	(21,925)	(41,117)	(41,117)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	(748)	(748)
3.12.01	INTERESTS	0	0	(748)	(748)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	75,000	75,000
3.15	INCOME/LOSS FOR THE PERIOD	44,215	44,215	73,475	73,475
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE	0.00012	0.00012	0.00020	0.00020
	LOSS PER SHARE

04.01-NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended March 31, 2005

(In thousands of Reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of explored companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADRs on the New York Stock Exchange (NYSE).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the balance sheet date, to 51.00% of the voting capital and 18.78% of the total capital.

Direct subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The Company has rendered STFC (local and long distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory.

With the recognition of the prior fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the National Telecommunications Agency - ANATEL, on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to exploit the Domestic and International Long Distance services in all regions I, II and III, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

Information related with the quality and universal service targets of the STFC are available to interested parties on ANATEL’s homepage (www.anatel.gov.br).

b. Nova Tarrafa Participações and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“IG Cayman”), which is an Internet access provider. On November 24, 2004, the company IG Cayman started taking part in the control of the Company, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., a indirectly controlled company.

The stake of NTP and NTI in IG Cayman on the balance sheet date represented 9.25% and 0.16%, respectively.

Indirect subsidiaries

The subsidiary Brasil Telecom S.A. holds, on the other hand, the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

The 14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (“SMP”), with authorization to attend the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary providing internet services and correlated activities, which started its operations at the beginning of 2002.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”).

  Brasil Telecom Cabos Submarinos do Brasil Ltda, (“BrT CS Ltda,”): in this partnership BrTI exercises direct control and total control jointly with BrT CSH.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd.: company incorporated in the Bermudas, by BrTI, in the second quarter of 2003. This company, on the other hand, holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

In November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The rest of the ownership interest belongs to BrTI.

IG Companies

BrT SCS Bermuda acquired on November 24, 2004 stakes which grant it the control of the company Internet Group (Cayman) Limited (“IG Cayman”), company incorporated in the Cayman Islands, with a total ownership interest of 63.2% as of March 31. IG Cayman is a holding company which holds, in turn, the control of the companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

The beginning of IG Companies’ activities took place in January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render services of value added of broadband access to its portal and web page hosting and other services in the Internet market.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., which holds the iBest brand and iBest operations.

c. MTH Ventures do Brasil Ltda.

On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, which in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), former MetroRED Telecomunicações Ltda, (“MetroRED”).

MetroRED is a service provider for a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. Vant Telecomunicações S.A. (“VANT”):

On May 13, 2004, the Company began to hold the totality of social capital of VANT when it acquired the remaining 80.1% .

VANT is a service provider for corporate network services founded in October 1999. Initially focused on a TCP/IP network, VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

e. Other Service provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services (STFC) concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should annually prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statements present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Parent Company net income and the consolidated figures is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	03/31/05	03/31/04	03/31/05	12/31/04
PARENT COMPANY	44,215	73,475	6,180,272	6,136,057
Entries recorded directly in the shareholders’ equity of the Subsidiary
Interest capitalized in Subsidiary	873	873	(6,694)	(7,567)
CONSOLIDATED	45,088	74,348	6,173,578	6,128,490

Statements of Cash Flows

The Company presents as supplemental information, along with note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Accountants - IBRACON.

Report per Segment

The Company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate mature. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value. The investment fund quotas are valued by the quota value on 3/31/05.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion, maintenance and also, in relation to consolidated statements, goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets, whose composition is stated in note 19. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 25.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 26. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non operating income.

g. Income Tax and Social Contribution on Income: Income tax and social contribution of legal entity are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded upon sale. For prepaid services subject to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects subject to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three Institutions. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employee and directors’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of outstanding shares on the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc subsidiaries.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: The Interest on Shareholders’ Equity credited in the previous year, net of the withheld tax installment, on 12/31/04, were represented by the payable balance of R$ 250,236. Such amount was fully paid on 1/14/05, so no liability of such nature existed on the balance sheet date.

Loans with Subsidiary: Asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$70,606 (R$74,523 on December 31, 2004). The financial revenue recognized as profit and loss account in the quarter was R$554 (R$1,024 in 2004).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in two installments equivalent to 30% and 40% with maturities on July 27, 2005 and July 27, 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$935,195 (R$972,006 on December 31, 2004), and the yield recognized in the income statement for the quarter represents R$37,313 (R$49,698 in 2004).

Expenses and Accounts Receivable: arising from transactions related to the use of installations and logistic support. The balance payable is R$386 (R$184 on December 31, 2004) and the amounts recorded in the income statement for the quarter comprise operating expenses of R$1,056 (R$667 in 2004).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was made based on their materiality. Instruments whose values approximates their fair values, and risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.24% of the gross revenue (3.01% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category postpaid is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 32.1% on 03/31/05 (33.1% in 12/31/04), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	03/31/05	12/31/04	03/31/05	12/31/04
Assets
Loan agreements with subsidiary	70,606	74,523	-	-
Loans and financing	116,200	118,273	116,200	118,273
Total	186,806	192,796	116,200	118,273
Long-term	186,806	192,796	116,200	118,273

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 27.2% (27.2% on December 31, 2004) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. Out of the installment of the debt consolidated in foreign currency, 70.1% is protected against exchange variation. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net losses totaled R$47,771 (net gains of R$1,082 in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	03/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	357	357	396	396
Total	357	357	396	396
Current	161	161	162	162
Long Term	196	196	234	234

CONSOLIDATED
	03/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	1,196,119	1,242,685	1,246,706	1,269,846
Hedge contracts	128,832	97,700	87,190	74,985
Total	1,324,951	1,340,385	1,333,896	1,344,831
Current	52,025	52,413	66,041	55,572
Long-term	1,272,926	1,287,972	1,267,855	1,289,259

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/05	12/31/04	03/31/05	12/31/04
Assets
Debentures subject to CDI	935,195	972,006	-	-
Loans subject to CDI, IGP-M, Col. 27 (FGV) and IGP-DI	-	-	10,937	10,744
Total	935,195	972,006	10,937	10,744
Current	-	-	2,683	2,540
Long-term	935,195	972,006	8,254	8,204

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 89.6% (89.8% on December 31, 2004) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate subject to TJLP. The risk subject to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 39.9% (38% on December 31, 2004) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Company also issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	03/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	465,267	457,190	472,863	452,006
Total	465,267	457,190	472,863	452,006
Current	203,811	200,273	213,670	204,245
Long-term	261,456	256,917	259,193	247,761

CONSOLIDATED
	03/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	2,384,938	2,488,283	2,485,351	2,334,966
Loans subject to UMBNDES	264,173	269,997	275,565	229,177
Hedge on loans indexed to UMBNDES	35,924	15,483	38,979	13,920
CDI	520,428	516,252	541,707	541,748
Loans subject to IGPM	14,022	14,022	16,724	16,724
Other loans	20,016	20,016	16,007	16,007
Total	3,239,501	3,324,053	3,374,333	3,152,542
Current	773,106	793,460	790,597	738,632
Long-term	2,466,395	2,530,593	2,583,736	2,413,910

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., the Nova Tarrafa Participações Ltda. and the Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity method.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	03/31/05		12/31/04
	Book Value	Market Value	Book Value	Market Value
Investments	4,366,730	4,594,133	4,364,939	5,144,159
Equity in subsidiaries	4,358,200	4,585,603	4,356,174	5,135,394
Listed in Stock Exchange Not Listed in Stock Exchange	4,318,973 39,227	4,546,673 39,227	4,315,621 40,553	5,094,841 40,553
Other investments	8,530	8,530	8,765	8,765

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed federal securities, pre-fixed and exchange rates indexed to CDI, through future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F, federal public securities (NBC-E) referred to commercial dollar variation plus exchange coupon, foreign currency and own portfolio investment funds, backed in American treasury bonds and overnight operations. The Company has financial investments in the amount of R$948,959 (R$828,234 as of December 31, 2004). Income earned to the quarter date is recorded in financial income and amounts to R$38,167 (R$20,607 in 2004). In the consolidated financial statements the amounts is as follows: temporary cash investments in the amount of R$2,731,519 (R$3,154,730 as of December 31, 2004) and income earned in the amount of R$97,861 (R$71,989 in 2004).

i. Risk Related to Rules

On June 20, 2003, ANATEL ratified the Resolution 341, which forecasts new types of concession agreements, in force as from January 1, 2006 up to 2025. The new kind of concession agreement forecasts changes in how tariffs are adjusted, such as the General Price Index – Internal Supply (IGP-DI), would no more be used to set forth the tariff adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

(a) Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the consent of the National Supplementary Pension Plan Superintendence – PREVIC, previously represented by the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already forecasted. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the National Supplementary Pension Plan Superintendence – PREVIC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Department - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, and the conditions established in the original plans were maintained. In March 2003 this plan was suspended to employees who wanted to be included in the supplementary pension plans sponsored by the Company, but it was reopened in February 2005. TCSPREV currently assists to around 54.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.25% of the payroll of the plan participants. For employees, the average was 5.67% .

The contribution by the company in the quarter totaled R$ 3,750 (R$ 3,732 in 2004).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged to the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees/ PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/04, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 29 (R$ 29 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005. Nowadays, this plan attended to around 42.9% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Nowadays, there are 0.7% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.04% of the payroll of the plan participants, whilst the average employee contribution was 5.27% .

In the quarter the Company’s contributions were R$2,252 (R$1,175 in 2004).

Founder – Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 3.82% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 3.82% . With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$4 (R$5 in 2004).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans managed by FBrTPREV, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 16 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$25,440 (R$25,200 in 2004).

(b) Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to March 31, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	03/31/05
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 12/31/2004	1,415,119	13.00
Balance as of 05/31/2005	1,415,119	13.00

There has been no grant of options for purchase of stocks exercised in the quarter and the representative ness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A. is 0.26% (0.26% on December 31, 2004).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$390 (R$311 in 2004).

(c) Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) and its subsidiaries periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Risk Level

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/05	12/31/04	03/31/05	12/31/04
Labor	-	-	419,259	414,221
Tax	3,273	2,767	103,604	112,702
Civil	627	613	217,371	215,302
Total	3,900	3,380	740,234	742,225
Current	-	-	312,800	327,643
Long-term	3,900	3,380	427,434	414,582

Labor

In the current fiscal year an increase in the provision for labor contingencies in the amount of R$5,038 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$23,312, new additions amounting to R$ 3,525 and decrease due to the payments which amounted to R$ 21,799.

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7369/85, regulated by Decree 93412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by formerly Telesc;

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter there was a reduction for the Consolidated R$ 9,098, represented by the entry of new shares at the amount of R$ 2,922, monetary restatements of R$ 3,737, a decrease of R$ 15,029 by reassessment of contingent risks and monetary restatement at the amount of R$ 728.

The main lawsuits provided for are as follows:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the contribution on financial activities in the year of 1999.

Civil

In the quarter, there was a net increase of R$ 2,069 for the Consolidated, resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 9,317, as well as new suits totaling R$ 8,077 and payments at the amount of R$ 15,325.

The lawsuits provided are the following:

(i)	Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in the processes related to the compliance with the rule issued by the Ministry of Communications; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/05	12/31/04	03/31/05	12/31/04
Labor	-	-	616,010	649,328
Tax	15,976	2,601	1,425,297	1,251,709
Civil	-	68	1,146,098	1,006,334
Total	15,976	2,669	3,187,405	2,907,371

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The increase which took place in the quarter for the Consolidated, of R$ 173,588 refers to the entrance of new contingencies at the amount of R$ 37,496, reevaluation of risk degree and amounts totaling R$ 82,090 and monetary restatements of R$ 54,002.

The main lawsuits considered as possible loss are presented as follows:

(i)	Notices of INSS, with defenses in headquarters or courts, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to supposed lack of collection;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii)	ISS (Service Tax) - Not collected and/or under-collected; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurred in the Consolidated in the quarter was of R$ 139,764 and is represented, mainly, by the increment of R$ 139,518 related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other variations are composed, basically, of monetary restatements and reduction by reevaluations of existing causes.

The main lawsuits are presented as follows:

(i)	Repayments resulting from PCT - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program;

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering of services, review of conversion of installments in URV and later in real, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$52,069 (R$49,981 on December 31, 2004) for Company and R$1,655,485 (R$1,490,365 on December 31, 2004) for Consolidated.

Letters of Guarantee

The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$13,740 (R$500 on December 31, 2004). These guarantees are contracted for an undetermined period and the compensation is 0.65% p.a. to 1.20% p.a., representing an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with this purpose represent R$ 398,253 (R$ 312,476 on 12/31/04), compensated at interest which vary from 0.65% to 2.00%, with average compensation equivalent to 0.97% p.a.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 22.

8. SHAREHOLDERS’ EQUITY

a. Share Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,596,272 (R$2,568,240 as of December 31, 2004) represented by shares without par value as follows:

In thousand of shares
Type of Shares	Total of Shares		Shares held in Treasury		Outstanding Shares
	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	226,007,753	-	-	229,937,526	226,007,753
Total	363,969,214	360,039,441	1,480,800	1,480,800	362,488,414	358,558,641

	03/31/05	12/31/04
Net Equity per thousand Outstanding Shares (R$)	17.05	17.11

b. Treasury Stock

In the determination of the calculation of net equity per thousand shares the common shares held in treasury are maintained, which are originated from the following repurchasing program during the years 2002 and 2004.

On September 13, 2004 the Company’s Board of Directors approved the proposals to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The exchange of the treasury shares is presented as follows:

	03/31/05		12/31/04
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Cost of shares (R$)	03/31/05	12/31/04
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition considers the totality of stock repurchase program.

There were no disposals of these purchased common shares up to the end of the quarter.

Market value of treasury stock

The market value of treasury shares at the balance sheet date was the following:

	03/31/05	12/31/04
Number of common shares held in treasury (thousand of shares)	1,480,800	1,480,800
Quote per lot of thousand shares on BOVESPA (R$)	26.00	26.80
Market value	38,501	39,685

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	03/31/05	12/31/04
Book Value	2,416,118	2,371,903
Treasury Stock	(20,846)	(20,846)
Balance, Net of Treasury Stock	2,395,272	2,351,057

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law nr 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in the end of the financial year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 from social statute.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	03/31/05	03/31/04

Fixed Telephonic Service

Local Service	1,703,346	1,642,111
Activation fees	7,678	9,135
Basic subscription	830,846	744,719
Measured service charges	337,716	336,393
Fixed to mobile calls - VC1	507,695	527,763
Rent	351	379
Other	19,060	23,722

Long Distance Services	755,101	556,544
Intra-Sectorial Fixed	248,248	264,804
Intra-Regional Fixed (Inter Sectorial)	99,114	90,350
Inter-Regional Fixed	70,108	21,304
Fixed to mobile calls – VC2 and VC3	322,582	174,382
International	15,049	5,704
Interconnection	164,639	191,200
Fixed x Fixed	101,004	128,343
Mobile x Fixed	63,635	62,857

Lease of Means	65,932	55,061
Public Telephone	86,919	108,166
Supplementary, Intelligent Network and Advanced Telephony Services	114,744	99,105
Other	10,408	6,020

Total of Fixed Telephonic Service	2,901,089	2,658,207

Mobile Telephonic Service

Telephony	99,612	-
Subscription	34,601	-
Application	57,412	-
Roaming	719	-
Interconnection	6,389	-
Other Services	496	-

Sale of Goods	47,404	-
Cell Phones	44,129	-
Electronic Cards - Brasil Chip, Accessories and Other Goods	3,275	-

Total of Mobile Telephone Service	147,016	-

Data Communication Services and Others

Data Communication	328,569	220,458
Other Main Activities Services	92,057	30,179

Total of Data Communication Services and Others	420,626	250,637

Gross Operating Revenue	3,468,731	2,908,844

Deductions from Gross Revenue	(1,021,155)	(833,549)
Taxes on Gross Revenue	(971,109)	(806,770)
Other Deductions on Gross Revenue	(50,046)	(26,779)

Net Operating Revenue	2,447,576	2,075,295

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	03/31/05	03/31/04
Interconnection	(576,133)	(496,234)
Depreciation and Amortization	(570,630)	(540,001)
Third-Party Services	(194,037)	(157,851)
Rent, Leasing and Insurance	(101,668)	(81,491)
Personnel	(37,305)	(27,975)
Goods Sold	(52,397)	-
Materials	(16,601)	(21,825)
Connection Means	(15,651)	(5,471)
FISTEL	(18,166)	(4,002)
Other	(3,118)	(1,085)
Total	(1,585,706)	(1,335,935)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	03/31/05	03/31/04
Third-Party Services	(190,377)	(99,605)
Losses on Accounts Receivable (1)	(104,907)	(87,651)
Personnel	(60,908)	(31,157)
Material	(7,659)	(190)
Rent, Leasing and Insurance	(2,646)	(1,298)
Depreciation and Amortization	(3,957)	(1,295)
Other	(295)	(277)
Total	(370,749)	(221,473)
(1)	Includes Provision for Loan Losses

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/05	03/31/04	03/31/05	03/31/04
Third-Party Services	(3,462)	(3,191)	(169,783)	(130,444)
Depreciation and Amortization	(120)	(549)	(70,511)	(47,314)
Personnel	(2,020)	(1,182)	(54,956)	(36,160)
Rent, Leasing and Insurance	(1,422)	(676)	(11,702)	(14,573)
Material	(15)	(17)	(1,956)	(1,018)
Other	(4)	(5)	(667)	(923)
Total	(7,043)	(5,620)	(309,575)	(230,432)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

	PARENT COMPANY		CONSOLIDATED
	03/31/05	03/31/04	03/31/05	03/31/04
Recovered Taxes and Expenses	208	-	27,103	330
Fines	(6)	-	21,625	19,652
Technical and Administrative Expenses	898	133	12,785	15,462
Operational Infrastructure Rent and other	-	-	9,628	7,363
Contingences – Provision	(522)	(335)	(35,861)	(22,843)
Taxes (Other than on Gross Revenue, Income and Social Contributions Taxes)	(65)	(25)	(14,639)	(10,518)
Amortization of goodwill on investment acquisition	(470)	(470)	(26,351)	(10,064)
Provision/Reversal of other Provisions	-	-	(7,778)	16,339
Provision for Actuarial Liability of Pension Funds	-	-	(5,451)	-
Severance Pay	-	-	(3,532)	-
Donations and Sponsorships	-	-	(1,234)	(2,842)
Court Fees	-	-	(875)	(507)
Loss on Write-off of Maintenance/Resale Inventories	-	-	(157)	(930)
Write- off of amounts recoverable & other credits	-	(1,653)	-	(1,653)
Other Expenses Revenue/Expenses	(192)	(134)	(4,000)	(3,830)
Total	(149)	(2,484)	(28,737)	5,959

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/05	03/31/04	03/31/05	03/31/04
Financial Income	90,012	81,531	195,122	129,986
Local Currency	89,453	78,914	163,083	118,632
On Rights in Foreign Currency	559	2,617	32,039	11,354
Financial Expenses	(18,941)	(109,642)	(247,308)	(381,550)
Local Currency	(16,268)	(34,033)	(168,632)	(213,305)
On Liabilities in Foreign Currency	(2,673)	(609)	(78,676)	(12,467)
Interest on Shareholders’ Equity	-	(75,000)	-	(155,778)
Total	71,071	(28,111)	(52,186)	(251,564)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	03/31/05	03/31/04	03/31/05	03/31/04
Amortization of Goodwill in the Merger (CVM Instruction 319/99)	-	(52,763)	(47,332)	(100,095)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	-	52,763	47,332	100,095
Amortization of Goodwill in the Merger	-	-	(32,957)	(31,004)
Result on the Write-off of Fixed and Deferred Assets	-	-	(6,289)	(7,580)
Provision/Reversal for Investment Losses	234	(9)	(2,359)	1,094
Provision/Reversal for Realization Amount and Fixed Asset Losses	-	-	6,394	(429)
Investment Gain (Loss)	1,469	(11,276)	1,469	(11,276)
Other Non-operating Income (Expenses)	-	-	(113)	(2,331)
Total	1,703	(11,285)	(33,855)	(51,526)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and after Profit Sharing	03/31/05	03/31/04	03/31/05	03/31/04
	66,140	39,592	66,768	(22,546)
Income of Subsidiaries which are Not Subject to Income Tax and Social Contribution	-	-	7,348	7,739
Total Taxable Income	66,140	39,592	74,116	(14,807)
Income Tax - Legal Entity
Expense Related to Income Tax (10%+15%=25%)	(16,535)	(9,898)	(18,528)	3,702
Permanent Additions	(505)	(20,356)	(13,323)	(15,481)
Amortization of Goodwill	(117)	(117)	(8,767)	(10,969)
Equity Accounting	(334)	(17,374)	-	-
Non-operating Equity Accounting	-	(2,821)	-	(2,821)
Exchange Variation on Investments	-	-	(136)	(34)
Other additions	(54)	(44)	(4,420)	(1,657)
Permanent Exclusions	902	5	16,351	883
Equity Accounting	476	5	-	-
Exchange Variation on Investments	-	-	438	259
Dividends of Investments Valuated by Acquisition Cost/ Prescribed Dividends	-	-	-	72
Federal Tax Recoverable	-	-	3,956	-
Other exclusions	426	-	11,957	552
Compensation of Tax Losses	-	-	494	377
Other	4	6	137	30
Effect of Income Tax on the Statement of Income	(16,134)	(30,243)	(14,869)	(10,489)
Social Contribution on Net Income
Expense Related to Social Contribution Tax (9%)	(5,953)	(3,563)	(6,670)	1,333
Permanent Additions	(163)	(7,313)	(5,406)	(5,199)
Amortization of Goodwill	(42)	(42)	(3,964)	(3,949)
Equity Accounting	(120)	(6,255)	-	-
Non-operating Equity Accounting	-	(1,015)	-	(1,015)
Exchange Variation on Investments	-	-	(49)	(12)
Other additions	(1)	(1)	(1,393)	(223)
Permanent Exclusions	325	2	6,695	282
Equity Accounting	172	2	-	-
Exchange Variation on Investments	-	-	158	93
Dividends of Investments Valuated by Acquisition Cost/ Prescribed Dividends	-	-	-	26
Federal Tax Recoverable	-	-	1,424	-
Other exclusions	153	-	5,113	163
Compensation of Negative Calculation Basis	-	-	179	136
Effect of Social Contribution in Tax Statement of Income	(5,791)	(10,874)	(5,202)	(3,448)
Income and Social Contribution Tax Expense in Statement of Income	(21,925)	(41,117)	(20,071)	(13,937)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Cash	17	15	6,775	2,068
Bank Accounts	159	534	63,976	69,795
Temporary Cash Investments	948,959	828,234	2,731,519	3,154,730
Total	949,135	828,783	2,802,270	3,226,593

Temporary cash investments represent amounts invested in exclusive portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), in federal bonds (NBC-E), subject to commercial dollar variation plus 5.02% p.a. coupon, investment funds in foreign currency, which yields the exchange rate variation plus interest of 1.75% p.a. to 4.49% p.a., and in US treasury bonds, which yields the exchange rate variation plus interest of 4.50% p.a. to 4.76% p.a.

The breakdown of temporary cash investment portfolio is presented below, on the balance sheet date:

PARENT COMPANY
	3/31/05
Financial Institution	Investments Nature				Total
	Treasury Financial Bills	National Treasury Bills (swap coverage)	Over Selic	Liabilities (Rectifier)
Exclusive Funds
Banco do Brasil	368,325	45,591	1	(13)	413,904
Bradesco	32,669	30,568	13,346	(6)	76,577
Citigroup	67,958	197,195	150	(1)	265,302
Safra	179,689	-	13,487	-	193,176
Total of Exclusive Funds	648,641	273,354	26,984	(20)	948,959
Total of Temporary Cash Investment	648,641	273,354	26,984	(20)	948,959

CONSOLIDATED
	03/31/05
Financial Institution	Investments Nature
	Treasury Financial Bills	National Treasury Bills (swap coverage)	Overnight	US Treasury Bonds	Brazilian Central Bank Notes – Special Series
Exclusive Funds
ABN Amro	176,766	81,686	-	-	-
Banco do Brasil	502,033	63,827	-	-	39,729
Bradesco	32,669	30,568	-	-	-
CEF	1,894	-	-	-	-
Citigroup	76,722	222,626	-	-	-
Itaú	281,522	-	-	-	-
Safra	206,786	-	-	-	-
Santander	178,787	71,875	-	-	25,221
SS&C Fund Services N.V.	-	-	118,026	20,940	-
Unibanco	227,592	47,753	-	-	-
Total of Exclusive Funds	1,684,771	518,335	118,026	20,940	64,950
Other Investments	-	-	-	169,951	-
Total of Temporary Cash Investment	1,684,771	518,335	118,026	190,891	64,950

CONSOLIDATED
	03/31/05
Financial Institution	Investments Nature					Total
	Over Selic	National Treasury Note – Series D	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Liabilities (Rectifier)
Exclusive Funds
ABN Amro	11,485	-	-	-	(22)	269,915
Banco do Brasil	2,006	-	-	-	(24)	607,571
Bradesco	13,346	-	-	-	(6)	76,577
CEF	689	-	-	-	(1)	2,582
Citigroup	169	-	-	-	(1)	299,516
Itaú	2	-	-	-	(12)	281,512
Safra	18,819	-	-	-	-	225,605
Santander	4,551	17,505	-	-	(44)	297,895
SS&C Fund Services N.V.	-	-	-	-	-	138,966
Unibanco	21,522	-	-	-	(29)	296,838
Total of Exclusive Funds	72,589	17,505	-	-	(139)	2,496,977
Other Investments	-	-	16,864	47,727	-	234,542
Total of Temporary Cash Investment	72,589	17,505	16,864	47,727	(139)	2,731,519

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	03/31/05	03/31/04	03/31/05	03/31/04
Operations
Net Income for the Period	44,215	73,475	45,088	74,348
Minority Interest	-	-	1,609	44,947
Income Items that do not affect cash flow	3,935	(46,956)	1,208,621	1,144,099
Depreciation and Amortization	589	1,019	702,709	629,678
Losses on Accounts Receivable from Services	-	-	77,589	97,465
Provision for Doubtful Accounts	-	-	27,318	(6,298)
Provision for Contingences	522	335	35,861	22,842
Deferred Taxes	(10,857)	9,048	208,699	235,340
Income from Write-off of Permanent Assets	(235)	8	6,433	9,043
Financial Charges	15,943	19,198	161,646	145,652
Equity Accounting	(558)	(87,840)	-	-
Investment gain/loss	-	11,276	-	10,377
Other (Revenues) Expenses	(1,469)	-	(11,634)	-
Changes in Assets and Liabilities	256,439	10,504	(468,582)	(510,991)
Cash Flow from Operations	304,589	37,023	786,736	752,403
Financing
Dividends/Interest on Equity paid during the Period	(203,593)	(177)	(323,077)	(547)
Loans and Financing	(22,966)	(31,120)	(302,976)	362,533
Loans obtained	(218)	-	5,054	587,204
Loans paid	(41)	-	(143,233)	(128,134)
Interest paid	(22,707)	(31,120)	(164,797)	(96,537)
Acquisition of own shares	-	-	(62,272)	-
Other cash flow from financing	1,469	-	1,573	166
Cash Flow from Financing	(225,090)	(31,297)	(686,752)	362,152

Investments
Financial Investments (including Debentures)	41,164	78,347	21	22
Providers of Investments	1,277	2,025	(256,102)	122,793
Income obtained from the sale of Permanent Assets	-	-	479	745
Investments in Permanent Assets	(1,588)	(29)	(268,705)	(273,188)
Investments	(1,588)	(29)	(268,705)	(273,188)
Other cash flow from investments	-	(6)	-	(1,100)
Cash Flow from Investments	40,853	80,337	(524,307)	(150,728)

Cash Flow for the Period	120,352	86,063	(424,323)	963,827

Cash and Cash Equivalents
Closing Balance	949,135	576,954	2,802,270	2,920,483
Opening Balance	828,783	490,891	3,226,593	1,956,656
Changes in Cash and Cash Equivalents	120,352	86,063	(424,323)	963,827

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

	CONSOLIDATED
	03/31/05	12/31/04
Billed Amounts	1,463,396	1,363,406
Unbilled Amounts	928,567	911,655
Sales of Goods	64,842	79,699
Subtotal	2,456,805	2,354,760
Allowance for Doubtful Accounts	(269,976)	(243,181)
Services Rendered	(266,538)	(241,022)
Sales of Goods	(3,438)	(2,159)
Total	2,186,829	2,111,579
Current	1,554,100	1,518,169
Past Due
01 to 30 Days	386,248	386,039
31 to 60 Days	156,203	134,899
61 to 90 Days	106,580	86,120
91 to 120 Days	67,984	64,723
Over 120 Days	185,690	164,810

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are constituted, are composed as follows:

CONSOLIDATED
	03/31/05	12/31/04
Inventories for Resale (Cell Phones and Accessories)	189,208	209,024
Maintenance Inventories	14,029	15,679
Provision for the Adjustment to the Realization Value	(58,615)	(43,814)
Provision for Probable Losses	(7,095)	(6,856)
Total	137,527	174,033

20. LOANS AND FINANCING - ASSETS

	PARENT COMPANY		CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Loans
Loans to Subsidiary	70,606	74,523	-	-
Loans	116,200	118,273	127,137	129,017
Financing
Debentures of Subsidiary	935,195	972,006	-	-
Total	1,122,001	1,164,802	127,137	129,017
Current	-	-	2,683	2,540
Long-term	1,122,001	1,164,802	124,454	126,477

The loans and financing account includes the amount of R$116,200 (R$118,273 on December 31, 2004), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until September 30, 2004, in the amount of R$423,217 (R$460,327 on December 31, 2004), are being presented in the long-term assets, in accordance with the article Nr. 179, under the Corporate Law.

21. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to income tax - legal entity and social contribution on earnings

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Income Tax - Legal Entity
Deferred Social Contribution Tax on:
Tax Losses	-	-	99,565	52,652
Provision for contingencies	975	845	176,961	173,732
Provision for pension plan actuarial insufficiency coverage	-	-	124,535	125,362
Allowance for doubtful accounts	-	-	66,987	60,448
ICMS - 69/98 Agreement	-	-	54,554	50,761
Goodwill on CRT acquisition	-	-	31,555	43,387
Provision for COFINS/CPMF/INSS suspended collection	-	-	16,545	16,110
Provision for employee profit sharing	440	365	8,538	12,008
Unrealized revenue	-	-	2,536	2,867
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	11,182	-
Other Provisions	5	-	29,276	14,648
Subtotal	1,420	1,210	622,634	551,975
Social Contribution on Income
Deferred Social Contribution on:
Negative calculation basis	-	-	35,903	18,996
Provision for contingencies	351	304	63,706	62,544
Provision for pension plan actuarial insufficiency coverage	-	-	44,833	45,130
Allowance for doubtful accounts	-	-	24,115	21,761
Goodwill on CRT acquisition	-	-	11,360	15,619
Provision for employee profit sharing	203	266	3,386	5,019
Unrealized revenue	-	-	913	1,032
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	4,025	-
Other Provisions	2	-	11,517	6,248
Subtotal	556	570	199,758	176,349
Total	1,976	1,780	821,992	728,324
Current	1,976	1,780	308,374	285,000
Long-term	-	-	513,618	443,324

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Executive Board, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
2005	1,976	230,103
2006	-	145,751
2007	-	77,235
2008	-	93,257
2009	-	108,127
2010 to 2012	-	73,129
2013 to 2014	-	18,426
After 2014	-	75,964
Total	1,976	821,992
Current	1,976	308,374
Long-term	-	513,618

The recoverable amount foreseen after the year 2014 is a result of a provision to cover an actuarial insufficiency of the pension plan, which is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 16 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$171,679, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT, Multimidia, BrT CSH, BrT CS Ltda. and IG Brasil, indirect subsidiaries.

Other Tax Carryforwards

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law nr 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
ICMS	-	119	482,943	493,120
Income Tax - Legal Entity	319,788	315,121	434,510	403,954
PIS and COFINS	473	456	106,459	108,212
Social Contribution on Net Income	14,428	11,752	30,476	33,412
FUST	-	-	28,356	26,745
Other	9	9	5,733	4,784
Total	334,698	327,457	1,088,477	1,070,227
Current	54,113	103,965	527,954	556,466
Long-term	280,585	223,492	560,523	513,761

22. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	03/31/05	12/31/05	03/31/05	12/31/04
Labor	-	2	338,041	318,724
Tax	163	-	290,642	274,627
Challenged Taxes – ICMS 68/98 Agreement	-	-	218,279	202,987
Other	163	-	72,363	71,640
Civil	-	-	23,780	27,649
Total	163	2	652,463	621,000
Current	-	-	142,535	144,770
Long-term	163	2	509,928	476,230

23. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Receivables from Other Telecom Companies	-	-	54,840	100,331
Advances to Suppliers	75	75	46,127	40,795
Contractual Guarantees and Retentions	-	-	17,486	34,181
Advances to Employees	46	123	27,367	25,941
Prepaid Expenses	7,588	7,826	113,447	97,691
Tax Incentives	-	-	14,473	14,473
Compulsory Deposits	-	-	1,750	1,750
Receivables from Sale of Assets	-	-	176	336
Assets for Sale	-	-	276	276
Receivable Dividends/Interest on Shareholders’ Equity	-	250,236		-
Other	1,135	446	14,120	12,920
Total	8,844	258,706	290,062	328,694
Current	7,187	256,458	200,995	241,096
Long-term	1,657	2,248	89,067	87,598

24. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Investments Valued using the Equity Method	4,358,179	4,356,153	-	-
Brasil Telecom S.A.	4,318,973	4,315,621	-	-
Nova Tarrafa Participações Ltda.	36,665	37,879	-	-
Nova Tarrafa Inc.	2,541	2,653	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on Acquisition of Investments	1,252	1,722	419,821	445,119
CRT	1,252	1,722	1,252	1,722
IG Cayman	-	-	254,506	267,086
MTH Ventures do Brasil	-	-	90,132	95,651
IBEST Group	-	-	67,818	74,076
BRT Cabos Submarinos Group	-	-	6,113	6,584
Investments Valued using the Acquisition Cost	6,910	6,910	46,059	46,059
Tax Incentives (Net of Allowance for Losses)	368	133	23,516	27,589
Other Investments	-	-	389	389
Total	4,366,730	4,364,939	489,785	519,156

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholder’s Equity	6,421,897	36,665	2,541
Capital	3,435,788	32,625	2,673
Book Value Per Share / Sharequota (R$)	0,012	1,12	2,533,40
Net Income (Loss) in the Quarter	2,804	(1,214)	(112)
Number of Shares/Sharequotas held by Company
Common Shares	247,276,380,758	-	1,003
Preferred Shares	112,516,718,089	-	-
Sharequotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital(1)
In Total Capital	67.19%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1)	It considers the outstanding capital stock.

The following valued compose the Equity Method:

OPERATING	NON-OPERATING
	03/31/05	03/31/04	03/31/05	03/31/04
Brasil Telecom S.A.	1,884	87,286	1,468	(11,276)
Nova Tarrafa Participações Ltda.	(1,214)	(5)	-	-
Nova Tarrafa Inc.	(112)	19	-	-
Total	558	87,840	1,468	(11,276)

Investments valued using the acquisition cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and Audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

25. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature	03/31/05				12/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for General Use	5% - 20%	53,348	(52,190)	1,158	1,155
Other Assets	20%(1)	3,925	(3,832)	93	89
Total		57,273	(56,022)	1,251	1,244

CONSOLIDATED
Nature	03/31/05				12/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	526,764	-	526,764	656,703
Public Switching Equipment	20%	4,971,145	(4,395,348)	575,797	644,494
Equipments and Transmission Means	17.8%(1)	11,010,556	(7,508,853)	3,501,703	3,645,512
Terminals and Last Mile Equipment	20%	477,060	(426,577)	50,483	56,718
Data Communication Equipment	20%	1,370,949	(620,641)	750,308	733,051
Buildings	4%	898,320	(480,712)	417,608	426,254
Infrastructure	9.1%(1)	3,529,401	(1,876,182)	1,653,219	1,705,020
Assets for general use	18.3%(1)	947,416	(583,461)	363,955	362,918
Land	-	86,058	-	86,058	86,089
Other Assets	20%(1)	986,706	(394,134)	592,572	570,244
Total		24,804,375	(16,285,908)	8,518,467	8,887,003
(1) Annual average weighted rate.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$2 (R$18 in 2004) for the Company and R$67,379 (R$49,544 in 2004) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used by the Company and the subsidiary in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded amounted to R$261 (R$417 in 2004) for the Company and R$2,625 (R$9,953 in 2004) for the consolidated.

Insurance (not revised by independent auditors)

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$1,158 (R$241 in 2004) for the Company and R$4,626 (R$2,648 in 2004) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		03/31/05	12/31/04
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,894,152	11,745,459
Loss of profit	Fixed expenses and net income	8,163,247	7,370,615
Contractual guarantees	Compliance with contractual obligations	214,142	120,870
Civil liabilities	Telephony service operations	12,000	12,000

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$30,000,000.00 (thirty million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

26. DEFERRED CHARGES

PARENT COMPANY
	03/31/05			12/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	147	(66)	81	88
Total	147	(66)	81	88

CONSOLIDATED
	03/31/05			12/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data processing Systems	791,675	(223,474)	568,201	538,559
Installation and Reorganization Costs	341,867	(110,075)	231,792	258,866
Goodwill on CRT Merger	649,045	(559,959)	89,086	120,346
Other	2,126,088	(2,117,988)	8,100	8,500
Total	3,908,675	(3,011,496)	897,179	926,271

Out of the goodwill amount, R$ 82,676 (R$ 113,680 on 12/31/04) was originated in the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

27. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Salaries and Compensation	16	-	4,113	4,553
Payroll Charges	650	389	69,337	60,809
Benefits	928	34	4,665	5,623
Other	-	-	7,644	7,511
Total	1,594	423	85,749	78,496
Current	1,594	423	80,925	73,662
Long-term	-	-	4,834	4,834

28.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Trade Accounts Payable	365	296	1,521,580	1,773,280
Third-party Consignments	111	160	102,496	114,379
Total	476	456	1,624,076	1,887,659
Current	476	456	1,617,495	1,884,155
Long-term	-	-	6,581	3,504

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic

29.  INDIRECT TAXES
PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
ICMS (State VAT)	68	68	1,187,643	1,192,921
Taxes on Operating Revenues (PIS and COFINS)	3,255	16,262	134,408	156,035
Other	5	23	22,934	23,098
Total	3,328	16,353	1,344,985	1,372,054
Current	3,328	16,353	726,027	767,112
Long-term	-	-	618,958	604,942

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance is restated by the long-term interest rate (TJLP) at R$ 42,223 (R$ 42,596 on 12/31/04), to be paid in installments for the remaining 99 months.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

30. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Income Tax - Legal Entity
Payables Due	40,555	29,127	110,626	71,420
Suspended Liabilities	-	-	25,223	18,577
Law 8,200/91 – Special Monetary Restatement	-	-	8,341	8,264
Subtotal	40,555	29,127	144,190	98,261
Social Contribution on Income
Payables Due	14,493	10,293	37,643	21,353
Law 8,200/91 – Special Monetary Restatement	-	-	3,003	2,975
Subtotal	14,493	10,293	40,646	24,328
Total	55,048	39,420	184,836	122,589
Current	23,145	6,490	111,629	54,454
Long-term	31,903	32,930	73,207	68,135

31. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Controlling Shareholders	8,247	48,472	8,247	48,472
Dividends/Interest on Shareholders’ Equity	8,247	55,571	8,247	55,571
Withholding Income Tax on Interest on Shareholders’ Equity	-	(7,099)	-	(7,099)
Minority Shareholders	63,391	226,758	104,903	387,755
Dividends/Interest on Shareholders’ Equity	35,014	231,190	35,014	381,295
Withholding Income Tax on Interest on Shareholders’ Equity	-	(29,426)	-	(51,942)
Dividends from Previous Years Not Required	28,377	24,994	69,889	58,402
Total Shareholders	71,638	275,230	113,150	436,227
Employees and Management Profit Sharing	2,252	2,960	39,044	63,799
Total	73,890	278,190	152,194	500,026

32. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
Loans	-	-	26,529	26,832
Financing	382,069	382,102	4,103,837	4,216,185
Accrued Interest	83,555	91,157	434,086	465,212
Total	465,624	473,259	4,564,452	4,708,229
Current	203,972	213,832	825,131	856,638
Long-term	261,652	259,427	3,739,321	3,851,591

Financing

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
BNDES	-	-	2,219,769	2,327,031
Financial Institutions	-	-	1,326,879	1,333,578
Debentures	465,267	472,863	985,695	1,014,570
Suppliers	357	396	5,580	6,218
Total	465,624	473,259	4,537,923	4,681,397

Financing denominated in local currency: bear fixed interest rates of 2.4% and 14% p.a. resulting in an average weighted rate of 10.7% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 15.5% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the LIBOR, 1.92% p.a. over YEN LIBOR, resulting, these variable interest, in a weighted average rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on 3/31/05, for semiannual payments were 3.38% p.a. and 0.0663% p.a., respectively.

Debentures

Parent Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$465,267, will be amortized in two installments, maturing in July in years 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: third public issue of 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures is R$ 520,428, with maturity on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

CONSOLIDATED
	03/31/05	12/31/04
Loans - Other	26,529	26,832
Total – Long-Term	26,529	26,832

The amount recorded as Other Loans, of R$ 26,529 (R$ 26,411 on 12/31/04), refers to VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
2006	261,591	259,366	820,454	969,956
2007	61	61	791,494	781,231
2008	-	-	384,613	378,048
2009	-	-	791,631	786,172
2010	-	-	288,331	283,185
2011	-	-	96,401	94,307
After 2012	-	-	566,397	558,692
Total	261,652	259,427	3,739,321	3,851,591

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	03/31/05	12/31/04	03/31/05	12/31/04
TJLP (Long-term interest rate)	465,267	472,863	2,384,938	2,485,351
US DOLLARS	357	396	657,123	681,208
YENS	-	-	538,996	565,498
CDI	-	-	520,428	541,707
UMBNDES (BNDES Basket of Currencies)	-	-	264,173	275,565
Hedge in YENS	-	-	121,553	76,659
UMBNDES HEDGE	-	-	35,924	38,979
IGPM	-	-	14,022	16,724
US DOLLARS HEDGE	-	-	7,279	10,531
Other	-	-	20,016	16,007
Total	465,624	473,259	4,564,452	4,708,229

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 70,1% of its dollar-denominated and yen loans and financing with third parties and 39,9% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

33. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	03/31/05	12/31/04
Personal Mobile Service	304,557	294,404
Other Authorizations	11,619	11,200
Total	316,176	305,604
Current	45,560	44,056
Long-term	270,616	261,548

Represented by the terms signed in 2002 and 2004 by the subsidiary 14 Brasil Telecom Celular S.A. totally subsidiary by Brasil Telecom S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the subsidiary has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010 and 2007 to 2012. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

34. PROVISIONS FOR PENSION PLANS

Liability formed by Brasil Telecom S.A. due to the actuarial deficit of the social security plans managed by FBrTPREV, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% per annum, according to accrual basis. These recorded charges in income during the quarter were at R$ 16,684, plus R$ 1,884 inherent to management costs, and R$ 3,567 related to non-actuarial provisions recognized in FBrTPREV’s liability.

The amount paid to FBrTPREV in the quarter totaled R$ 25,440 (R$ 25,200 in 2004) and refer to amortizing contributions and administrative costs.

CONSOLIDATED
	03/31/05	12/31/04
FBrTPREV - Plan BrTPREV	498,141	501,446
Total	498,141	501,446
Current	26,192	29,497
Long-term	471,949	471,949

The funds for sponsored supplementary pensions are detailed in Note 6.

35. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and its subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	03/31/05	12/31/04
2005	18,751	7,547
2006	5,816	5,523
2007	5,816	5,523
2008	5,816	5,523
2009	5,816	5,523
2010	5,816	5,523
2011	5,365	5,523
After 2012	34,903	33,293
Total	88,099	73,978

36. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/05	12/31/04	03/31/05	12/31/04
CPMF – Suspended Collection	-	-	25,327	24,806
Self-Financing Funds	-	-	24,143	24,143
Liabilities for Acquisition of Tax Credits	-	-	23,288	20,897
Prepayments	-	-	7,243	7,869
Liabilities with other Telecom Companies	-	-	6,765	7,980
Bank Transfer and Duplicate Receipts in Process	-	-	8,981	7,671
Self-Financing Installment Reimbursement - PCT	-	-	2,006	2,655
Other Taxes Payable	-	-	250	434
Other	747	263	7,276	8,398
Total	747	263	105,279	104,853
Current	747	263	76,246	76,203
Long-term	-	-	29,033	28,650

Self-financing funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. Branch Rio Grande do Sul (former CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, on shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law Nr. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

37. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule nr 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 in December 31, 2004) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

38. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	03/31/05	03/31/04
Operating Income	100,623	41,850
Financial Expenses, Net	52,186	251,464
Depreciation	645,099	588,610
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	26,351	10,064
EBITDA	824,259	892,088

Net Revenue	2,447,576	2,075,295

Margin EBITDA	33.7%	43.0%

(1)	It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the non-operating income.

39. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1,267,593 billion to Brasil Telecom S.A., which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. Out of the amount approved, the funding of R$ 741,640 has already been made. The funds will be released until 2006.

40. INFORMATION BY BUSINESS SEGMENT – CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated in reasonable basis.

	03/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	3,319,273	182,531	138,978	-	(172,051)	3,468,731
Deductions from Gross Revenue	(953,784)	(50,886)	(16,483)	-	(2)	(1,021,155)
Net Operating Revenue	2,365,489	131,645	122,495	-	(172,053)	2,447,576
Cost of Services Rendered and Goods Sold	(1,451,322)	(185,094)	(84,858)	-	135,568	(1,585,706)
Gross Income	914,167	(53,449)	37,637	-	(36,485)	861,870

Operating Expenses, Net	(551,073)	(147,414)	(39,526)	(8,858)	37,810	(709,061)
Sale of Services	(285,997)	(107,331)	(24,252)	-	46,831	(370,749)
General and Administrative Expenses	(264,668)	(25,371)	(15,446)	(7,042)	2,952	(309,575)
Other Operating Revenues, Net	(408)	(14,712)	172	(1,816)	(11,973)	(28,737)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	363,094	(200,863)	(1,889)	(8,858)	1,325	152,809

Net Income (Loss) for the Period	19,471	(125,212)	13,598	42,878	94,353	45,088

Trade Accounts Receivable	2,150,692	128,419	45,941	-	(138,223)	2,186,829
Inventories	5,554	131,973	-	-	-	137,527
Fixed Assets, Net	7,294,973	1,166,327	66,059	1,251	(10,143)	8,518,467

	03/31/04
	Fixed Telephony and Data Communication	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	2,901,709	59,437	-	(52,302)	2,908,844
Deductions from Gross Revenue	(825,528)	(8,021)	-	-	(833,549)
Net Operating Revenue	2,076,181	51,416	-	(52,302)	2,075,295
Cost of Services Rendered and Goods Sold	(1,318,942)	(38,730)	-	21,737	(1,335,935)
Gross Income	757,239	12,686	-	(30,565)	739,360

Operating Expenses, Net	(452,045)	(17,679)	(8,110)	31,888	(445,946)
Sale of Services	(250,658)	(4,438)	-	33,623	(221,473)
General and Administrative Expenses	(223,431)	(2,555)	(5,620)	1,174	(230,432)
Other Operating Revenues, Net	22,044	(10,686)	(2,490)	(2,909)	5,959

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	305,194	(4,993)	(8,110)	1,323	293,414

Net Income (Loss) for the Period	125,337	(4,330)	73,469	(120,128)	74,348

	12/31/04
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,070,499	91,233	54,414	-	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	-	174,033
Fixed Assets, Net	7,679,081	1,149,084	69,061	1,244	(11,467)	8,887,003

41. SUBSEQUENT EVENTS

Material Facts

Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BrTP”) published material facts, dates and texts of which are shown as follows:

I – April 28, 2005, joint material fact of BrT and BrTP:

“1 – Brasil Telecom S.A. and Brasil Telecom Participações S.A. (hereinafter jointly referred to as “Brasil Telecom Group”), in compliance with Instruction 358 of January 3, 2002, of the Brazilian Securities and Exchange Commission (CVM), announce that, on April 28, 2005, TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”)(collectively referred to as “TIM Group”) on one side and Brasil Telecom S.A. (“BrT”) and 14 Brasil Telecom Celular S.A. (“BTC”)(“collectively referred to “Brasil Telecom”) on the other side entered into a Merger Agreement and a Merger Justification Protocol with respect to the merger of BTC into TIMB.

2 – This transaction allows Brasil Telecom Group to settle, on a business manner, the overlapping of regulatory licenses and authorizations among Brasil Telecom and TIM Group arising from ANATEL’s Act No. 41,780 dated January 16, 2004, published in the Official Gazette dated January 19, 2004, and also preventing ANATEL from imposing severe sanctions and penalties.

3 – BTC is a wholly-owned subsidiary of BrT and holds authorizations to exploit mobile services in Lots 4, 5 and 6 of Region II under the General Licensing Plan and the relevant radiofrequencies of sub-bands “E”. BTC’s commercial operation begun in September 2004. After 8 months of full commercial operation, BTC reached over 1.000.000 clients.

4 – TIMINT is the controlling shareholder of TIMB, which, in turn, is the direct or indirect controlling shareholder of certain companies that hold mobile services and domestic and international long distance authorizations in Regions I, II and III under the General Licensing Plan. TIM Group has approximately 14.6 million clients.

5 – The closing of this transaction will result in other material benefits to the Brasil Telecom Group, such as:

(i) Maintenance of Brasil Telecom Group’s valuable and unique clients’ base through proposals of national coverage and added value services, with focus in convergence;

(ii) Merger of the mobile operations of both BTC and TIMB;

(iii) BrT’s participation in the shareholding structure of TIMB;

(iv) Execution of a national roaming services agreement between BTC and TIMB, as well as the facilitation for the entering into international roaming services agreements for the benefit of BTC with companies/partners of TIM Group outside of Brazil, in order to allow the increase of coverage for the clients and the reduction of investments for the existing network’s capacity increase;

(v) Substantial increase of scale and revenues of the Brasil Telecom Group through TIM Group’s use of Brasil Telecom Group’s long distance services;

(vi) Elimination of new capital expenses as well as initial losses relating to the mobile operations;

(vii) Increase of Brasil Telecom’s Group commercial presence’s capillarity in TIM Group’s sales/distribution points;

(viii) Equal competition possibilities between Brasil Telecom Group and other players in the rendering of national coverage services within the Brazilian telecommunications market; and

(ix) Final solution of all pending claims among entities of the Brasil Telecom Group and the Telecom Italia Group;

6 – The appraisals to determine the intrinsic equity value of each of BTC and TIMB, to define the value of TIMB’s capital increase, will be prepared by a top-tier financial institution of international reputation selected by BrT.

7 - Closing of this transaction is subject to usual conditions precedent for transactions of similar nature and legal requirements, including the approval of ANATEL. Brasil Telecom Group will keep its shareholders and the market in general informed about any material fact regarding this transaction.

8 – The Brasil Telecom Group reinforces its positioning in the telecommunications market.”

With the merger, the superimposed licenses will be given back to ANATEL. The completion of this instrument is subject to the approval of the qualified agencies of Brasil Telecom S.A., as well as ANATEL. It is not possible, at this moment, to foresee possible effects in the Companies’ financial statements, resulting from the consummation of this agreement.

II – April 29, 2005, joint material fact of BrT and BrTP:

“1 - Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BTP”), in compliance with Instruction 358, dated January 3, 2002, of the Brazilian Securities and Exchange Commission (CVM), announce that the companies took notice that Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart”) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart Participações S.A. (“Solpart”), company which controls, directly, BTP, and, indirectly, BrT and 14 Brasil Telecom Celular S.A. (“BTC”) (BTC, in conjunction with BTP and BrT, hereafter denominated “Brasil Telecom Group”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

2 – The aforementioned notice informs that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the bylaws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

3 - Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.

4 – Brasil Telecom Group is to keep its shareholders and the general public informed about any material facts concerning current developments.”

III – April 29, 2005, material fact of BrTP:

“In compliance with Instruction 358/02 of the Brazilian Securities and Exchange Commission (CVM), Brasil Telecom Participações S.A. (“Company”) announce that, according to the agreement entered into by Techold Participações S.A. (“Techold”), Timepart Participações Ltda. (“Timepart”) and Telecom Italia International N.V. (“Telecom Italia”), Solpart Participações S.A. (“Solpart”), which directly controls the Company, presents the following ownership structure:

Solpart’s Total Capital
Techold Participações S.A.	61.98%
Telecom Italia International N.V.	38.00%
Timepart Participações S.A.	0.02%

IV – May 5, 2005, joint material fact of BrT and BrTP:

“In compliance with the terms of Article 157 of Law 6,404/76 and CVM Instruction 358/02, Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”) announce that Brasil Telecom took notice of a Temporary Restraining Order effective until hearings to take place on May 9, 2005, granted by the Federal Court of the Southern District of New York, NY – USA, in the Amended Complaint filed by International Equity Investments Inc., Citigroup Venture Capital International Brazil LLC and Citigroup Venture Capital International Brazil L.P. against Opportunity Equity Partners Ltd. and Daniel Valente Dantas (“Defendants”), as reproduced below:

“United States District Courts
Southern District of New York

International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC on behalf of itself and Citigroup Venture Capital International Brazil, L.P. (f.k.a. CVC/Opportunity Equity Partners, L.P.),

Plaintiffs,

V.

Opportunity Equity Partners, Ltd. (f.k.a. CVC/Opportunity Equity Partners, Ltd.) and Daniel Valente Dantas,

Defendants.

05 Civ. 2745 (LAK)

ORDER TO SHOW CAUSE FOR CONTEMPT, EXPEDITED DISCOVERY AND A PRELIMINARY INJUCTION WITH A TEMPORARY RESTRAINING ORDER

     Upon consideration of the attached Amended Complaint (the “Amended Complaint”) of the International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC(“CVC Brazil”) on behalf of itself and Citigroup Venture Capital International, Brazil, L.P. (the “CVC Fund”); the Affidavit of Carmine D. Boccuzzi in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and Injunctive Relief sworn to May 3, 2005; the Declaration of ChristopherJohn Brougharn, QC dated May 3, 2005; the Declaration of Paulo Caldeira in Support of Plaintiff’s Application for a Temporary Restraining Order and a Preliminary Injunction dated March 10, 2005; and the Memorandum of Law in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and A Preliminary Injunction with a Temporary Restraining Order, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and DanielValente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 9th day of May 2005, at 2:30 p.m., why an Order should not be made and entered herein (in the form annexed hereto), pursuant to Rule 65 of the Federal Rules of Civil Procedure.

(i) finding defendants Dantas and Opportunity to be in violation of this Court’s March 17, 2005 Preliminary Injunction by (i) seeking to consummate, or causing to occur, a transaction that would, inter alia, (a) impair the value of the CVC Fund or its assets or interfere with plaintiffs’ control over those assets; and (b) interfere with the authority and power of CVC Brazil, the newly-appointed general partner of the CVC Fund, over the assets, investments and management of the CVC Fund; and (ii) documenting any transaction with or benefiting any defendant, directly or indirectly; and

(ii) enjoining defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants’ direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise (1) from executing, enforcing or performing any obligation under any agreement referenced or discussed in, or related to the agreements referenced or discussed in, the Brasil Telecom Material Fact dated April 28, 2005 and/or the Telecom Italia Press Release dated April 28, 2004, attached as Exhibits K and L to the Bocuzzi Affidavit submitted herewith (the “Agreements”), or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações, S.A. or Brasil Telecom, S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business; and

(iii) ordering expedited discovery, beginning upon issuance of this Order, of defendants concerning all aspects of the Agreements and any related transactions, including but not limited to the negotiations leading up to those transactions and the parties' motives for entering into them.

Sufficient reason being alleged, it is hereby:

     ORDERED that, pending the hearing of this motion, defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants' direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise are restrained (1) from executing, enforcing or performing any obligation under the Agreements, or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações S.A. or Brasil Telecom S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business;" and it is further

     ORDERED that service by hand of a copy of this Order and the papers upon which it is based on counsel for defendants, Boies, Schiller & Flexner no later than May 4, 2005, shall be deemed good and sufficient; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs' attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before May 6th, 2005; and it is further

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants' attorneys on or before May 9, 2005, in the morning.

SO ORDERED.

Dated: New York, New York
                          5/04/2005

Thomas Griesa
United States District Judge”

-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
1	TOTAL ASSETS	18,012,188	18,721,897
1.01	CURRENT ASSETS	6,309,167	6,742,077
1.01.01	CASH AND CASH EQUIVALENTS	2,802,270	3,226,593
1.01.02	CREDITS	2,186,829	2,111,579
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,186,829	2,111,579
1.01.03	INVENTORIES	137,527	174,033
1.01.04	OTHER	1,182,541	1,229,872
1.01.04.01	LOANS AND FINANCING	2,683	2,540
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	836,328	841,466
1.01.04.03	JUDICIAL DEPOSITS	142,535	144,770
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	200,995	241,096
1.02	LONG-TERM ASSETS	1,797,590	1,647,390
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,797,590	1,647,390
1.02.03.01	LOANS AND FINANCING	124,454	126,477
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,074,141	957,085
1.02.03.03	JUDICIAL DEPOSITS	509,928	476,230
1.02.03.04	INVENTORIES	0	0
1.02.03.05	OTHER ASSETS	89,067	87,598
1.03	PERMANENT ASSETS	9,905,431	10,332,430
1.03.01	INVESTMENTS	489,785	519,156
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	489,781	519,152
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,518,467	8,887,003
1.03.03	DEFERRED CHARGES	897,179	926,271

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
2	TOTAL LIABILITIES	18,012,188	18,721,897
2.01	CURRENT LIABILITIES	3,974,199	4,613,446
2.01.01	LOANS AND FINANCING	600,892	601,261
2.01.02	DEBENTURES	224,239	255,377
2.01.03	SUPPLIERS	1,514,999	1,769,776
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	837,656	821,566
2.01.04.01	INDIRECT TAXES	726,027	767,112
2.01.04.02	TAXES ON INCOME	111,629	54,454
2.01.05	DIVIDENDS PAYABLE	113,150	436,227
2.01.06	PROVISIONS	338,992	357,140
2.01.06.01	PROVISION FOR CONTINGENCIES	312,800	327,643
2.01.06.02	PROVISION FOR PENSION PLAN	26,192	29,497
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	344,271	372,099
2.01.08.01	PAYROLL AND SOCIAL CHARGES	80,925	73,662
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	102,496	114,379
2.01.08.03	EMPLOYEE PROFIT SHARING	39,044	63,799
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	45,560	44,056
2.01.08.05	OTHER LIABILITIES	76,246	76,203
2.02	LONG-TERM LIABILITIES	5,649,907	5,717,709
2.02.01	LOANS AND FINANCING	2,977,865	3,092,397
2.02.02	DEBENTURES	761,456	759,194
2.02.03	PROVISIONS	899,383	886,531
2.02.03.01	PROVISION FOR CONTINGENCIES	427,434	414,582
2.02.03.02	PROVISION FOR PENSION PLAN	471,949	471,949
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,011,203	979,587
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	6,581	3,504
2.02.05.03	INDIRECT TAXES	618,958	604,942
2.02.05.04	TAXES ON INCOME	73,207	68,135
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	270,616	261,548
2.02.05.06	OTHER LIABILITIES	29,033	28,650
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	88,099	73,978
2.04	MINORITY INTERESTS	2,126,405	2,188,274
2.05	SHAREHOLDERS’ EQUITY	6,173,578	6,128,490
2.05.01	CAPITAL	2,596,272	2,568,240
2.05.02	CAPITAL RESERVES	309,178	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,388,578	2,343,490

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2005 TO 03/31/2005	4 - 01/01/2005 TO 03/31/2005	5 - 01/01/2004 TO 03/31/2004	6 - 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,468,731	3,468,731	2,908,844	2,908,844
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,021,155)	(1,021,155)	(833,549)	(833,549)
3.03	NET REVENUE FROM SALES AND SERVICES	2,447,576	2,447,576	2,075,295	2,075,295
3.04	COST OF SALES	(1,585,706)	(1,585,706)	(1,335,935)	(1,335,935)
3.05	GROSS PROFIT	861,870	861,870	739,360	739,360
3.06	OPERATING EXPENSES	(761,247)	(761,247)	(697,510)	(697,510)
3.06.01	SELLING EXPENSES	(370,749)	(370,749)	(221,473)	(221,473)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(309,575)	(309,575)	(230,432)	(230,432)
3.06.03	FINANCIAL	(52,186)	(52,186)	(251,564)	(251,564)
3.06.03.01	FINANCIAL INCOME	195,122	195,122	129,986	129,986
3.06.03.02	FINANCIAL EXPENSES	(247,308)	(247,308)	(381,550)	(381,550)
3.06.04	OTHER OPERATING INCOME	82,427	82,427	349,863	349,863
3.06.05	OTHER OPERATING EXPENSES	(111,164)	(111,164)	(343,904)	(343,904)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	100,623	100,623	41,850	41,850
3.08	NON-OPERATING INCOME	(33,855)	(33,855)	(51,526)	(51,526)
3.08.01	REVENUES	16,361	16,361	6,535	6,535
3.08.02	EXPENSES	(50,216)	(50,216)	(58,061)	(58,061)
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	66,768	66,768	(9,676)	(9,676)
3.10	PROVISION FOR INCOME TAXES AND SOCIAL CONTRIBUTION	(20,071)	(20,071)	(13,937)	(13,937)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	0	0	(12,870)	(12,870)
3.12.01	INTERESTS	0	0	(12,870)	(12,870)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	155,778	155,778
3.14	MINORITY INTERESTS	(1,609)	(1,609)	(44,947)	(44,947)
3.15	INCOME/LOSS FOR THE PERIOD	45,088	45,088	74,348	74,348
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE	0.00012	0.00012	0.00021	0.00021
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 1st QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom Participações S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information.

OPERATING PERFORMANCE (Not revised by independent auditors)

Fixed Telephony

Plant

Operating Data	1Q05	4Q04	1Q05/4Q04
			(%)

Lines Installed (Thousand)	10,778	10,737	0.4
Additional Lines Installed (Thousand)	41	12	247.9

Lines In Service - LES (Thousand)	9,512	9,503	0.1
- Residential	6,380	6,445	(1.0)
- Non-Residential	1,440	1,433	0.5
- Public Telephones - TUP	296	296	0.2
- Prepaid	311	297	4.7
- Hybrid Terminals	465	408	14.0
- Other (Includes PABX)	620	624	(0.7)
Additional Lines In Service (Thousand)	9	(101)	N.A.

Average Lines In Service - LMES (Thousand)	9,508	9,554	(0.5)

LES/100 Inhabitants	22.4	22.4	0.0
TUP/1,000 Inhabitants	7.0	7.0	0.0
TUP/100 Lines Installed	2.7	2.8	(0.2)

Utilization Rate (In Service/Installed)	88.3%	88.5%	(0.3) p.p.

Digitalization Rate	99.3%	99.7%	(0.4) p.p.

Fixed Plant	In the 1Q05, Brasil Telecom installed 41.1 thousand lines, ending the quarter with 10.8 million terminals.

The plant in service totaled 9.5 million lines in the 1Q05, result of a net addition of 9.2 thousand lines in the quarter. Following the segmentation strategy of the client base, with a view at improving profitability and preventing default, we continue to encourage migration of customers from economic plans to the hybrid plan, what caused a 14.0% increase in these terminals in the quarter.

Traffic

Operating Data	1Q04	4Q04	1Q05/4Q04
			(%)

Exceeding Local Pulses (Million)	2,305	2,773	(16.9)

Long Distance Minutes (Million)	1,334	1,437	(7.1)

Inter-network Minutes (Million)	1,089	1,238	(12.0

Exceeding Pulses/LMES/Month	80.8	96.7	(16.5)
Long Distance Minutes/LMES/Month	46.8	50.1	(6.7)
Fixed-Mobile Minutes/LMES/Month	38.2	43.2	(11.6)

Exceeding Local Pulses
Due to the seasonality characteristic of the first quarter of each year, the local traffic  showed a 16.9% reduction. In addition to that, cell phone record sales in December  2004, aligned to the increase in ADSL access number in service, contributed to the  reduction in the local traffic.

Long-Distance Traffic
In the 1Q05, the LD traffic decreased by 7.1% compared to the previous quarter. The  seasonality in the period also affected long-distance traffic. In the intra-sector segment,  Anatel’s determination on commuting areas explains the traffic variation compared  to the 1Q04.

LD Market Share
Brasil Telecom closes the 1Q05 well positioned in the long-distance market, having  reached a 51.0% share in the inter-regional segment and a 29.1% share in the  international segment (quarterly average). This result reflects the success of our marketing  campaigns - Viaje com 14 (Travel with 14) and Aniversário das Cidades (Cities’ Birthday)  and of the Brasil Telecom brand in the Region.

In the 1Q05, the quarterly average of Brasil Telecom’s LDN (domestic long-distance)  market share increased by 0.6 p.p. in the intra-regional segment compared to the  previous quarter, reaching 82.9%. In the intra-sector segment, Brasil Telecom reached a  91.0% market share.

Inter-network Traffic
The inter-network traffic had a 12.0% reduction compared to the previous quarter. Brasil  Telecom has implemented measures in order to increase its operations’ profitability.  In this sense, the Company has been offering prepaid and hybrid plans which, for their  nature, enable a reduction in the fixed-mobile traffic. Additionally, customers of  residential plans are trying to control this type of traffic. Besides, seasonality is also a  factor which influences reduction of this traffic.

Mobile Telephony

OPERATING DATA	1Q05	4Q04	1Q05/4Q04
			(%)

Customers	1,003,658	622,295	61.3
Postpaid	322,486	205,716	56.8
Prepaid	681,172	416,579	63.5
Gross Additions	405,616	626,526	(35.3)
Postpaid	122,801	209,497	(41.4)
Prepaid	282,815	417,029	(32.2)
Cancellations	24,253	4,231	473.2
Postpaid	6,031	3,781	59.5
Prepaid	18,222	450	N.A.
Annual Churn	11.9%	1.4%	10.6 p.p.
Assisted Locations	626	626	0.0
Base Stations (ERBs)	1,695	1,632	3.9
Commutation and Control Centers (CCCs)	6	3	100.0
Collaborators	918	881	4.2

Mobile Plant
Brasil Telecom GSM exceed all expectation by conquering, in less than six months  of operation, 1.0 million access in service. At the end of 1Q05, Brasil Telecom  GSM’s client portfolio was 61.3% higher than the one in the 4Q04.

Customer Base Mix
The mobile plant at the end of the 1Q05 was composed of 322.5 thousand postpaid  plan subscribers, representing 32.1% of the customer base, above the market  average. This share reflects the presence of the Brasil Telecom brand in the corporate  segment and the perception on the account of customers of the convergence benefits.

Market Share	At the end of the 1Q05, Brasil Telecom GSM reached a 4.8% market share in its operating area.

DATA

Broad Band

ADSL Accesses	Brasil Telecom increased by 92.4% its ADSL access plant in service in only one year, reaching 625.3 thousand accesses at the end of the 1Q05.

Internet Providers

BrTurbo	BrTurbo consolidated its leadership in the broad band market in the Region II, reaching 333.8 thousand customers at the end of the 1Q05, a 24.5% increase compared to the 4Q04.

iG and iBest
iG and iBest have been reaching positive results in their commercial strategy of  offering higher value-added products. At the end of the 1Q05, iG and iBest counted on  197.7 thousand paid product customers, a 13.5% increase compared to the 4Q04.  Besides, iG and iBest are jointly positioned as leaders in the dial-up market in the  Regions I, II and III.

At the end of the 1Q05, Brasil Telecom’s internet providers counted on 446.3 thousand broad band customers.

FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue, minus VC-1 revenue, reached R$1,195.7 million in  the 1Q05, 7.3% higher than the one recorded in the 1Q04 and 5.3% lower compared to  the previous quarter, mainly due to the decrease in the revenue of service measured.

Activation fee gross revenue totaled R$7.7 million in the 1Q05, 5.1% higher than the  one recorded in the 4Q04, due to the increase in the number of lines in service in the  quarter. In the 1Q05, there were 378.5 thousand lines in service, against 376.8 thousand  in the 4Q04. In addition, the 3.4% tariff readjustment as from 11/01/2004 influenced the  increase in this revenue.

Basic signature gross revenue added up to R$830.8 million in the quarter, stable compared to the R$832.2 million recorded in the 4Q04.

Gross revenue from service measured totaled R$337.7 million in the 1Q05, stable when compared to the same period of the previous year.

Public Telephony
Public telephony revenue reached R$86.9 million in the 1Q05, due to the  implementation of the Brasil Virtual Cel service. In this service, fixed-mobile calls  originated from public phones are changed into mobile-mobile calls. Thus, the revenue of  TUP calls to cell phones, at the amount of R$42.6 million, was accounted as revenue of  Brasil Telecom GSM.

Long Distance
Gross revenue from LD calls, minus inter-network revenue, amounted to R$430.2  million in the 1Q05, representing a 3.3% decrease compared to the 4Q04. This drop is  mainly due the 7.1% reduction in the traffic, in view of the seasonality characteristic of  the first quarter of the year.

Inter-network
Gross revenue from inter-network calls reached R$832.5 million in the 1Q05, a  2.6% decrease compared to the 4Q04, due to a 12.0% reduction in the inter-network  traffic, offset by the increase in VC-2 and VC-3 traffic share in the mix of these calls,  which had their fees readjusted in February 2005, according to the maximum amount  authorized by Anatel in February 2004.

Interconnection
Interconnection gross revenue in the 1Q05 was 7.6% lower compared to the 4Q04,  due to the increase in the market share of Brasil Telecom in the long-distance segments  and to the seasonality effect in the 1Q05.

Data Communication
In the 1Q05, gross revenue from data communication and other services added up  to R$420.6 million, a 12.5% increase compared to the previous quarter, pointing out  the growth of network formation services (VPN, Vetor, Interlan), completed by a 16.8%  raise in ADSL accesses in service.

One year ago, data communication gross revenue represented 8.6% of the total revenue, while in the 1Q05 the segment started representing 12.1% of the total gross revenue.

Mobile Telephony
In the 1Q05, mobile telephony gross revenue totaled R$147.0 million, of which  R$99.6 million referred to services and R$47.4 million to handset and accessory sales.  The customer base mix quality (32.1% postpaid) made the revenue coming from  franchisees represent 34.7% of Brasil Telecom GSM’s services revenue.

Fixed Telephony Average Revenue Per User - ARPU	Fixed telephony ARPU (net revenue/LMES/month) recorded in the 1Q05 was R$83.2, against R$83.9 in the 4Q04.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in the 1Q05 was R$29.4. ARPU referring to postpaid accesses was R$53.6 and ARPU related to prepaid accesses was R$17.7.

Costs and Expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$2,294.8 million in the 1Q05, against R$2,338.5 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and  losses was R$1,362.1 million in the 1Q05, against R$1,449.7 million in the 4Q04, a  decrease of 6.0% regarding the previous quarter.  The items that more influenced this  reduction  were:  interconnection  (-11.0%)  and  materials  (-42.8%).

Number of Employees	At the end of the 1Q05, Brasil Telecom’s fixed telephony operation had 5,690 employees, against 5,805 in the previous quarter.

Brasil Telecom GSM had 918 employees in the end of the 1Q05, against 881 in the 4Q04.

Personnel
Personnel costs and expenses reached R$153.2 million, an increase of 22.2%  compared to the previous quarter, mainly due to the R$14.1 million previously  recorded under the account employees’ profit sharing, to the consolidation of iG in  December 2004 and to the implementation of the new Collective Bargaining Agreement  as from January 2005.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$492.2 million in the 1Q05, being practically stable compared to the previous quarter.

Interconnection
Interconnection costs totaled R$576.1 million in the 1Q05, a 11.0% decrease  compared to the previous quarter. Decrease in interconnection costs is associated to the  synergies that the mobile operation brought to Brasil Telecom business, besides the  reduction in the fixed-mobile traffic.

Advertising and Marketing	Advertising & marketing expenses totaled R$62.0 million in the 1Q05, an increase of 15.9% compared to the previous period.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	The PCCR/ROB ratio in the 1Q05 was 3.0%, against 3.7% in the 4Q04. Accounts receivable losses totaled R$104.9 million in the 1Q05, a 19.0% reduction compared to the previous quarter.

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$270.0 million, Brasil Telecom’s net accounts receivable totaled R$2,186.8 million at the end of the 1Q05.

Provisions for Contingencies	In the 1Q05, provisions for contingencies totaled R$35.9 million, a 71.8% drop compared to the previous quarter.

Material
Material costs and expenses totaled R$78.6 million in the 1Q05, a 42.8% decrease  compared to the previous quarter. This performance is mainly due to the reduction in handset and accessory costs, which amounted to R$58.7 million in the 1Q05, against   R$113.6 million in the previous quarter, in view of the volume sold by Brasil Telecom   GSM.

EBITDA

EBITDA of R$824.3 million	Brasil Telecom’s EBITDA was R$824.3 million in the 1Q05, R$57.3 million above 4Q04’s EBITDA, resulting in a 7.5% increase. Fixed telephony EBITDA margin reached 40.7%.

EBITDA on Services Revenue	EBITDA on Services Revenue stood at 34.1%, 2.3 p.p. over the one recorded in the 4Q04.

EBITDA/LMES/ month	In the 1Q05, EBITDA/LMES/month reached R$28.9, an amount 8.0% higher than in the 4Q04.

Financial Result

Financial Result	In the 1Q05, Brasil Telecom reported a negative net financial result of R$52.2 million, 56.2% higher than the one recorded in the 4Q04, excluding the Interest on Shareholders’ Equity credit.

Non-operating Result

Amortization of Reconstituted Goodwill
In the 1Q05, Brasil Telecom amortized R$31.0 million in reconstituted goodwill  regarding the acquisition of CRT (with no impact on cash flow and dividends  distribution), accounted for as non-operating expenses.

Indebtedness

Total Debt	At the end of March, 2005, Brasil Telecom’s consolidated total debt was of R$4,564.4 million, 3.1% lower than the amount reported in the end of 2004.

Net Debt
The net debt totaled R$1,762.2 million, a 18.9% raise compared to December 2004,  basically explained by the R$424.3 million reduction in the Consolidated Cash, due  mainly to the payment of earnings to shareholders at the amount of R$323.1 million.

Long-term debt	In March 2005, 81.9% of the total debt was allocated in the long term, against 59.8% in March 2004, reflecting the success of the Company’s debt improvement strategy.

Accumulated Cost of Debt	Brasil Telecom’s consolidated debt had in 2005 an accumulated cost of 15.4% in the year, or 87.2% of CDI.

Financial Leverage	As of March 31, 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 28.5%, against 24.2% in December 2004.

Investments

	R$ Millions

Investments in Permanent Assets	1Q05	4Q04	1Q05/4Q04
			(%)

Network Expansion	65.0	240.5	(73.0)
- Conventional Telephony	16.5	95.4	(82.7)
- Transmission Backbone	3.9	22.2	(82.6)
- Data Network	42.0	108.7	(61.3)
- Intelligent Network	0.4	5.2	(92.7)
- Network Management Systems	-	2.9	(100.0)
- Other Investments in Network Expansion	2.2	6.1	(63.7)
Network Operation	58.3	85.3	(31.6)
Public Telephony	1.2	0.9	(33.3)
Information Technology	19.7	106.0	(81.4)
Expansion Personnel	21.0	19.1	9.7
Others	26.6	162.0	(83.7)

Subtotal	191.8	613.8	(68.8)

Expansion Financial Expenses	4.6	6.5	(28.9).

Total - fixed telephony	196.4	620.3	(68.3)

	R$ Millions
BrT Celular	85.9	415.2	(79.3)
Expansion Financial Expenses	-	2.7	(100.0)

Total - mobile telephony	85.9	417.9	(79.4)

Total Investment	282.3	1,038.2	(72.8)

Investments in Permanent Assets	Brasil Telecom investments totaled R$282.3 million in the 3Q04. The investment in fixed telephony was of R$196.4 million, while R$85.9 million were invested in the mobile telephony.

Cash Flow

Operating Cash Flow in the 1Q05 was of R$785.9 million	The operating cash generation of Brasil Telecom reached R$785.9 million in the 1Q05, an increase of 8.7% compared to the amount reported in the 4Q04.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.19	67.25
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		359,793,799		359,793,099

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.57
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		32,625		32,625

03	NOVA TARRAFA INC.	/ -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.04
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 03/31/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,144,805,550	60.54	13,290,591,578	5.78	94,435,397,128	25.95
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	51,406,032,949	38.36	216,644,841,947	94.22	268,050,874,896	73.64
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	51,406,082,653	38.35	216,646,934,106	94.22	268,053,016,759	73.65

As of 04/30/2004 (1)	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,475,727,057	62.28	14,754,873,745	6.53	98,230,600,802	27.28
Management
Board of Directors	35,264	0.00	52,566	0.00	87,830	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,075,11,443	36.61	211,250,787,076	93.47	260,325,898,519	72.30
Total	134,031,688,203	100.00	226,007,752,980	100.00	360,039,441,183	100.00
Outstanding Shares in the Market	49,075,161,146	36.61	211,252,879,235	93.47	260,328,040,381	72.31

(1)	Information not reviewed by independent auditors.

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 03/31/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Distribution of the Capital from Parent to individual level

Solpart Participações S.A.	In units of share
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V.	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99,98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	943,531,894	67.82	-	-	943,531,894	67.82
CVC/Opportunity Equity Partners LP	-	Cayman Islands	284,043	0.02	-	-	284,043	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
CVC/Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lenin Florentino de Faria	203.561.374-49	Brazilian	3	0.00	-	-	3	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
CVC/Opportunity Equity Partners LP	-	Cayman Islands	468,734,560	42.10	-	-	468,734,560	42.10
Opportunity Fund	-	Virgin Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Gestora de					-	-
	01.909.405-0001/00		3,475,631	0.31			3,475,631	0.31
Recursos Ltda.		Brazilian
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
CVC/Opportunity Equity Partners					-	-
	01.909.405-0001/00		2	0.00			2	0.00
Administradora de Recursos Ltda.		Brazilian
CVC/Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-.-.-.-.-.-.-.-.-.-.-.-.-.

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended on March 31, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

On April 14, 2005, a decision of the Board of Directors of the National Agency for Telecommunications - ANATEL was published by the Federal Official Gazette, which approved (i) the replacement of fund managers and administrators who directly participate in the controlling agency of Brasil Telecom Participações S.A. (parent company of Brasil Telecom S.A.) and of Brasil Telecom S.A., and (ii) changes arising from shareholders’ agreements entered into by investors taking part in the controlling group. These subjects are purpose of disputes in progress amongst investors participating in the controlling group of Brasil Telecom S.A. and its parent company, Brasil Telecom Participações S.A.

As disclosed in the Note 41, on April 28, 2005, an agreement foreseeing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A was entered into. It is not possible, at this moment, to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

May 5, 2005

KPMG Auditores Independentes
CRC-SP-14.428/O -6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS DIRECTOR - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	QUARTERLY STATEMENT OF INCOME	6
04	01	NOTES TO THE FINANCIAL STATEMENTS	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	56
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	57
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	58
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	60
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	62
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	69
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	70
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	73

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer